EXHIBIT 99.1

CONSOLIDATED MERCANTILE INCORPORATED

Consolidated Mercantile Incorporated announces the sale of its interest in Distinctive Designs Furniture Inc.

Toronto, January 11, 2008 – Consolidated Mercantile Incorporated (TSX: CMC) (NASDAQ: CSLMF) announced today that it has completed the sale of its investment interest in Distinctive Designs Furniture Inc., a manufacturer of leather and fabric upholstered furniture, to the other major shareholder.  The Company had previously announced its intention to initiate a process to sell its investment interest in Distinctive.  The transaction has been under active consideration as part of the Board’s continuing evaluation of potential strategies to enhance shareholder value.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its investee Companies.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary

(416) 920-0500